# LAND and BUILDINGS

MAY 2024

## NATIONAL HEALTH INVESTORS (NHI):
## VOTING AGAINST THE TROUBLING AND CONFLICTED STATUS QUO AT UPCOMING ANNUAL MEETING

L & B



NATIONAL HEALTH INVESTORS®

# WHY WE ARE HERE

## ARCHAIC CORPORATE GOVERNANCE HINDERING NATIONAL HEALTH INVESTORS, INC'S ("NHI") VALUATION AND GROWTH

**We believe NHI is an attractive investment and a "diamond in the rough" among REITs given its:**

1) Undervaluation at 14x 2025e AFFO

2) Well-covered nearly 6% dividend yield

3) Big senior housing ("SHOP") growth potential

4) Accretive external growth opportunities

5) Material upside in under-rented senior housing and skilled nursing net lease portfolios

6) Long-term earnings power is substantially above today's depressed levels

**We believe NHI possesses valuable assets, but it is significantly undervalued in large part due to:**

✗ NHI's poor corporate governance practices, including a classified Board of Directors (the "Board")[1]

✗ Board's long tenure, web of interlocking relationships, lack of true independence and troubling conflicts of interest

✗ Multiple directors with misaligned economic incentives with respect to one of NHI's largest tenants, National HealthCare Corporation ("NHC"), which has an upcoming lease up for renewal representing ~14% of NHI's NOI

1) NHI only recently and reactively committed to include a declassification proposal at its 2025 Annual Meeting following stockholder pressure.
Source: NHI Securities and Exchange Commission ("SEC") filings and other publicly available information on NHI and NHC directors; Land & Buildings Investment Management, LLC's ("Land & Buildings" or "L&B") views and analysis.

# URGENCY IS REQUIRED GIVEN ONGOING MAJOR LEASE RENEWAL

## INVESTORS DESERVE BETTER GOVERNANCE AHEAD OF NHC LEASE NEGOTIATIONS

NHC is ~14% of NHI's net operating income (NOI) at rents well below market – given a lease renewal is currently in negotiation, we believe conflicts of interest need to be remedied <u>now</u>

- At market rents, given the 3.8x disclosed corporate rent coverage, <u>we believe the upside to NHI earnings could be 15% from this lease alone given the potential to nearly double the rent</u>

  - This outcome would be in stark contrast to the most recent lease renegotiation that resulted in base rents declining over the life of the five-year lease extension, even after normalizing for some asset sales

- Litany of conflicts and interlocking relationships, including some NHI directors possessing significant investments in and relationships with NHC, give us no confidence that NHI directors Robert T. Webb and Charlotte Swafford will act solely in shareholders' best interests given competing incentives:

  - NHI director (and NHC Chairman) Robert Adams owns ~$38 million of NHC stock and his brother and NHI Chairman, W. Andrew Adams, is an NHC director and former NHC Chairman, and owns ~$60 million of NHC stock

  - Charlotte Swafford owns (directly and indirectly) approximately $22 million of NHC stock as of the last public filing and worked at NHC for over four decades, including retiring as Senior Vice President and Treasurer in 2016

  - Robert Webb's 33-year Board tenure at NHI has earned him millions of dollars and it appears that his seat on the Board was given to him in part due to his nearly lifelong relationship with the Adams brothers, in our view

Source: NHI and NHC SEC filings, Land & Buildings' view and analysis.

L&B 3

# LAND & BUILDINGS TO VOTE <u>AGAINST</u> ROBERT WEBB & CHARLOTTE SWAFFORD

## Charlotte Swafford

*Highly conflicted and lacks independence given she effectively owes her career to the Adams brothers, in our view*



- × Owns (directly and indirectly) approximately $22 million of NHC stock, multiples of the value of her NHI ownership
- × Spent her life living locally in Tennessee and most of her career working for Andrew and Robert Adams
- × Now at age 76, she worked at top tenant NHC for over four decades, including retiring as SVP and Treasurer in 2016
- × Board apparently failed to look outside of its inner circle when she was appointed as its first female director in 2020

## Robert T. Webb

*Embodies "old boys' club" given lifelong connection to Adams Brothers and 33-year Board tenure, in our view*



- × Relationship with Adams brothers dates to childhood, including attending Middle Tennessee State U together in 1960s
- × Has no relevant healthcare or real estate experience nor other public company board experience
- × Ran his own office coffee and beverage supply business locally in Tennessee for decades
- × At age 79, he is exceptionally over-tenured, having served on the Board for 33 years

**NHI has a resignation policy in place, whereby any director who fails to receive a majority of the votes cast in favor of his or her election, must promptly tender his or her resignation for consideration by the Board. *If Mr. Webb or Ms. Swafford fail to receive the requisite vote, then we believe it would clearly be inappropriate for such a director to continue to serve on the Board.***

Source: NHI and NHC SEC filings and other publicly available information on NHI and NHC directors; NHI Amended and Restated Bylaws; Land & Buildings' research and analysis.

L&B

# EGREGIOUS COMPENSATION MAY COMPROMISE WEBB AND SWAFFORD

## NHI DIRECTOR COMPENSATION OUTSIZED RELATIVE TO HEALTHCARE REIT PEERS

- NHI directors Webb and Swafford were awarded total compensation that significantly eclipsed NHI's closest healthcare REIT peers in recent years, potentially compromising their independence

- Annual director compensation for Webb and Swafford was **more than 50% above** the average director compensation at LTC Properties (LTC), CareTrust REIT (CTRE), and Sabra Health Care REIT (SBRA), all similarly sized healthcare REITs that own senior housing and skilled nursing assets[1]

| Directors | Average Annual Director Compensation Trailing 3 Years (2021 – 2023) |
|---|---|
| Robert T. Webb | $327,591 |
| Charlotte Swafford | $325,924 |
| LTC Properties (LTC) | $198,017 |
| CareTrust REIT (CTRE) | $213,375 |
| Sabra Health Care REIT (SBRA) | $214,135 |

(1) Closest Healthcare REIT peers as defined in NHI's 2024 proxy statement in the Company's 2024 Incentive Plan filed April 4, 2024. Source: NHI, LTC, CTRE and SBRA SEC filings.

L&B 5

# ROBERT WEBB HAS PREVIOUSLY RECEIVED VERY WEAK SHAREHOLDER SUPPORT

## SHAREHOLDERS SHOWED LACK OF CONFIDENCE IN WEBB AT 2021 NHI ANNUAL MEETING

At the 2021 NHI Annual Meeting, Webb received "Votes For" his election equaling less than 43% of the total shares and just over 61% of votes cast

- 2021 was the last time Webb was up for election as a director given the concerning classified Board structure

### NHI 8-K Filed May 10, 2021

**Item 5.07. Submission of Matters to a Vote of Security Holders.**

(a) The Company's annual meeting of shareholders was held on May 4, 2021. As of the record date, there were a total of 45,459,001 shares of Common Stock outstanding and entitled to vote at the annual meeting. At the annual meeting, 38,164,882 shares of Common Stock were represented in person or by proxy; therefore, a quorum was present.

(b) Set forth below are the matters acted upon by the Company's shareholders at the annual meeting and the final voting results on each such matter.

(1) (a) The nominee named below was elected to serve as a member of the Board of Directors of the Company for a three-year term until the 2024 annual meeting of shareholders and until his successor is duly elected and qualified, and the voting results were as follows:

| Nominee | Votes For | Votes Against | Abstentions | Broker Non-Votes |
|---|---|---|---|---|
| Robert T. Webb | 19,419,492 | 11,903,882 | 365,232 | 6,476,276 |

### Webb Received Weak Vote Totals in 2021



# RECENT GOVERNANCE CHANGES ARE HALF MEASURES

## WE BELIEVE REACTIVE CHANGES ARE TOO LITTLE, TOO LATE

NHI announced the following governance actions on May 6, 2024 in a transparent attempt to placate shareholders and proxy advisory firms:

1) Putting up for vote a proposal to remove the classified board structure at NHI's 2025 Annual Meeting;
2) Commitment to adding a "disinterested" director to the Board; and
3) Further evaluating the composition of the Board and director term limits/age requirements.

If NHI's Board is serious about improving governance and beginning to allay shareholder concerns, it should take the following actions immediately:

- Commit to fully destaggering the Board no later than the 2025 Annual Meeting – while NHI indicated it intends to put this up for a vote at next year's meeting, it did not clarify whether the Board would be fully declassified following approval of such declassification. If NHI cares about doing more than the bare minimum, it has an opportunity to prove it by not pushing the declassification out further and allowing all directors to be voted on at the 2025 Annual Meeting.
- Commit to working directly with shareholders to identify the new director – given the longstanding conflicts of interest caused by some members of the Board possessing significant investments in and relationships with NHC, as well as the clear interlocking relationships among members of the Board, we believe it is impossible for shareholders to trust that the appointment of this new "disinterested" director will be undertaken with full independence and objectivity, or that the new director will be truly independent from NHI and NHC directors and officers, without stockholder input.

Source: NHI SEC filings.

# L&B CAN BE A CONSTRUCTIVE PARTNER

## NHI HAS REFUSED TO MEANINGFULLY ENGAGE WITH L&B ON POTENTIAL GOVERNANCE SOLUTIONS OR NEW DIRECTORS

Investors and analysts can look to Land & Buildings' two most recent cooperation agreements with manufactured housing REIT Sun Communities (SUI) and healthcare REIT Ventas (VTR) as clear examples of our ability work constructively in sourcing highly qualified, independent directors:



**Sun Communities, Inc. Appoints Jerry Ehlinger and Craig Leupold to Board of Directors**



**Ventas Appoints Theodore Bigman and Joe V. Rodriguez, Jr. to Board of Directors**

# WEB OF INTERLOCKING RELATIONSHIPS PERMEATES BOARD

## A DECADES-LONG HISTORY OF DIRECTOR CONNECTIONS BEYOND THE BOARDROOM

Land & Buildings seriously questions whether the majority of "independent" NHI directors, including Webb and Swafford, can faithfully execute their fiduciary duties to shareholders given their longstanding professional and personal relationships with Robert Adams and Andrew Adams.

**A deeply connected web is plainly visible across:**

- ✗ Educational backgrounds (e.g., Middle Tennessee State University)
- ✗ Employment histories (e.g., NHC)
- ✗ Club memberships and other affiliations (e.g., The Boy Scouts)
- ✗ Financial entanglements (e.g., banking/accounting relationships)
- ✗ Residency (Murfreesboro, TN)

Map of Murfreesboro, TN



Webbs Refreshments next to Boy Scouts of America

NHI Headquarters

NHC Headquarters

Middle Tennessee State University

Source: SEC filings and other publicly available information on NHI and NHC directors; Land & Buildings' research and views.

# INSTITUTIONAL SHAREHOLDER SERVICES CITES POOR MARKS ACROSS ESG

## QualityScore

| Governance | 6 | Environment | 10 | Social | 10 |
|---|---|---|---|---|---|
| Lower Risk – Higher Risk | | Higher Disclosure – Lower Disclosure | | Higher Disclosure – Lower Disclosure | |
| Board Structure | 6 | Management of Environmental Risks and Opportunities | 10 | Human Rights | 8 |
| Compensation | 5 | Carbon and Climate | 10 | Labor, Health, and Safety | 10 |
| Shareholder Rights | 6 | Natural Resources | 8 | Stakeholders and Society | 8 |
| Audit & Risk Oversight | 7 | Waste and Toxicity | 8 | Product Safety, Quality, and Brand | N/A |

Governance Scores As Of: May 8, 2024
Last Data Profile Update: May 8, 2024

Environmental and Social Scores As Of: May 8, 2024
Last Data Profile Update: March 13, 2024

# SHAREHOLDERS HAVE CRITICAL OPPORTUNITY TO MAKE THEIR VOICES HEARD

## THE BOARD REFUSES TO PROACTIVELY ENACT REAL AND NECESSARY CHANGE

L&B recommends the NHI Board take the following actions:

✓ The NHC lease, which expires in 2026, should be put out to bid with third-party operators. Given the lopsided conflicts and interlocks among the Adams brothers and other Board members, we find it impossible to see how the Board can ensure fair lease terms without a full process, even if these directors recuse themselves from a renegotiation of the lease between NHI and NHC

✓ The Board should take all necessary actions to declassify the Board so that *all directors* are up for election at the 2025 Annual Meeting and serve one-year terms

✓ NHI should permanently opt out of the Maryland Unsolicited Takeover Act ("MUTA")

✓ The Board should be refreshed immediately through the addition of truly independent directors (with zero ties to the Adams brothers, NHC, or other members of the Board)

**Unfortunately, the Board has been unwilling to seriously engage with us – much less act with urgency**

### AS A RESULT, WE URGE SHAREHOLDERS TO VOTE "AGAINST" INCUMBENT DIRECTORS ROBERT WEBB AND CHARLOTTE SWAFFORD AT THE UPCOMING MAY 22, 2024 ANNUAL MEETING

L&B

# LEGAL DISCLOSURES

**DISCLAIMER**

***This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company's instructions.***

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Land & Buildings Investment Management, LLC ("Land & Buildings") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Land & Buildings, and are based on publicly available information with respect to National Healthcare Investors, Inc ("NHI" or the "Company") and certain other companies referenced herein, including National HealthCare Corporation ("NHC"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by NHI with the Securities and Exchange Commission ("SEC"), and other sources. Land & Buildings recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Land & Buildings' conclusions.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. Land & Buildings shall not be responsible or have any liability for any misinformation contained in any such SEC filing or third party report relied upon in good faith by Land & Buildings that is incorporated into this presentation. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Land & Buildings and any third party or parties by virtue of furnishing this presentation.

The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect Land & Buildings' various assumptions concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein and Land & Buildings disclaims any liability with respect thereto. Actual results may differ materially from those contained in the forward-looking statements.

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L&B